Exhibit 99.1

Tiziana Life Sciences PLC

("Tiziana" or the "Company")

Directorate Change

London / New York, 18 June 2020 - Tiziana Life Sciences plc (NASDAQ: TLSA / AIM: TILS), the U.S. and U.K. biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology, announces Gregor MacRae is standing down as a director of the Company with immediate effect.

Gabriele Cerrone, Chairman of Tiziana, said "I thank Gregor for his contribution to the Board and the Company and wish him well in his other interests. We are currently in the process of recruiting a new, seasoned non-executive director with extensive NASDAQ audit committee experience and hope to make a formal announcement shortly".

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

Contacts:

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7493 2379
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173

United States:

Investors -

CORE IR

(516) 222-2560

ir@coreir.com

Media
Jules Abraham

CORE IR

(917) 885-7378

julesa@coreir.com

For more information go to http://www.tizianalifesciences.com